Correction to endorsement/guarantee amount reported in "Disclosure for Endorsement and Guarantee" Date of events: 2014/01/10 Contents:

1. Date of occurrence of the event: 2014/01/10
2. Company name: Chunghwa Telecom Co., Ltd.
3. Relationship to the Company (please enter ”head office” or	”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: From December 2012 to November 2013, incorrect amounts of the ”Maximum

Balance for the Month” and the ”Ending Balance” were recorded in the monthly report of ”Disclosure for Endorsement and Guarantee”.

8. Countermeasures: Corrections to ”Disclosure for Endorsement and Guarantee” will be announced accordingly.

9. Any other matters that need to be specified: Originally these two items were reported with the actual amounts which the Company guaranteed, and the correction is to report the two items with the amounts approved by the Board instead.